Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-143828 on Form S-8 of our report dated December 20, 2007 relating to the financial statements and financial statement schedules of BWAY Holding Company (which report expresses an unqualified opinion and includes an explanatory paragraph relating to the Company’s change in its method of accounting for substantially all of its inventories and the Company’s adoption of the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans), appearing in this Annual Report on Form 10-K/A of BWAY Holding Company for the year ended September 30, 2007.

/s/ Deloitte & Touche LLP

Atlanta, Georgia

January 28, 2008